Mail Stop 4561
                                                               December 29,
2017


Nan Kreamer
Chief Financial Officer
Webstar Technology Group, Inc.
4231 Walnut Bend
Jacksonville, FL 32257

       Re:     Webstar Technology Group, Inc.
               Registration Statement on Form S-1
               Filed December 28, 2017
               File No. 333-222325

Dear Ms. Kreamer:

        Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

        Specifically, we are unable to complete a review of the registration statement as your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X.
Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

       Please contact Michael Foland, Law Clerk, at (202) 551-6711, or, in his absence, me at
(202) 551-3453.


                                                               Sincerely,

                                                               /s/ Jan Woo

                                                               Jan Woo
                                                               Legal Branch
Chief
                                                               Office of
Information Technologies
                                                               and Services


cc:    Lazarus Rothstein, Esq.
       Legal & Compliance, LLC